Exhibit 99.4

Nexxen Ltd. International
(the “Company”)

Form of Direction
Annual General Meeting

Before completing this form, please read the explanatory notes below and accompanying Notice of Annual General Meeting.

Form of Direction for completion by holders of Depositary Interests representing ordinary shares on a 1 for 1 basis in the Company in respect of the Annual General Meeting of the Company to be held at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel on December 20, 2024 at 12:30 p.m. (Israel time), and at any adjournment of the meeting.

I/We
Of

(Please insert full name(s) and address(es) in BLOCK CAPITALS)

being a holder of Depositary Interests representing ordinary shares in the Company hereby direct Link Market Services Trustees Limited, the Depositary, to vote for me/us and on my/our behalf in person or by proxy at the Annual General Meeting of the Company to be held on the above date (and at any adjournment thereof) as directed by an “X” in the spaces below.

Resolutions		Your vote
		For	Against	Withheld
1.
To cancel the admission to trading on AIM of the ordinary shares of NIS 0.01 each in the capital of the Company and to authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation.

2.	To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.01 per share, at a ratio of 2-for-1, upon the terms and timing to be determined by the Board.
3.	To remove the provisions of Article 10 and Article 74 and amend Articles 1, 4 and 18 of the articles of association of the Company.
4.	To re-elect Christopher Stibbs as an independent non-executive director.
5.	To re-elect Neil Jones as a senior non-executive director.
6.	To re-elect Joanna Parnell as a non-executive director.
7.	To re-elect Lisa Klinger as a non-executive director.
8.	To re-elect Norm Johnston as a non-executive director.
9.	To re-elect Daniel Kerstein as a non-executive director.
10.	To re-elect Rhys Summerton as a non-executive director.
11.	To re-elect Ofer Druker as a director.
12.
To re-appoint Somekh Chaikin, Member Firm of KPMG International as the Company’s independent external auditor for 2024 until the annual general meeting of shareholders held in 2025 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to fix their remuneration.

13.
To approve an increase to the share reserve of the Company’s Global Share Incentive Plan (2011) and an increase to the share reserve of the Company’s 2017 Equity Incentive Plan, as set out in the Circular provided.

14.	To approve the CEO Compensation Package, as set out in the Circular provided.
15.	To amend the Company’s Remuneration Policy for Directors and Executives, as set out in the Circular provided.

Signature(s) :……………………………………………........………………..........…..     Date: ………………….....………2024

Notes

1.
Holders of Depositary Interests may only instruct Link Market Services Trustees Limited (the “Depositary”) who will appoint the chairman as their proxy to vote at the meeting. Depository Interest holders wishing to attend the meeting should request a Letter of Representation by contacting the Depository at Link Market Services Trustees Limited, Central Square, 29 Wellington Street, Leeds, LS1 4DL, or by e-mail at nominee.enquiries@linkgroup.co.uk, by no later than 10:30 a.m. GMT on December 17, 2024.

2.
In the case of Depositary Interest holders, a Form of Direction must be completed in order to instruct the Depositary to vote on the holder’s behalf at the meeting. To be effective, a completed and signed Form of Direction must be deposited at Link Group at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10:30 a.m. GMT on December 17, 2024.

3.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 10 below) will not prevent a shareholder or Depositary Interest holder attending the General Meeting and voting in person if he/she wishes to do so.

4.
Alternatively, you may instead submit your instruction electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the ‘Vote Online Now’ link. You will require your username and password in order to log in and vote. If you have forgotten your username or password you can request a reminder via the shareholder portal. If you have not previously registered to use the portal you will require your investor code (‘IVC’) which can be found on your share certificate. Instructions should be submitted as early as possible and, in any event, not less than 72 hours (excluding weekends and bank holidays) before the time for holding the meeting and if not so submitted shall be invalid.

5.
The quorum for the General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

6.
Any shareholder attending the General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

7.
As at November 14, 2024, the Company’s issued share capital consisted of 197,550,375 ordinary shares, with (i) 58,830,845 ordinary shares held by the Company and reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury, and (ii) 5,629,680 ordinary shares held by subsidiaries of the Company without any voting rights in accordance with the Israeli Companies Law. Therefore, the total voting rights in the Company as at November 14, 2024 were 133,089,850 ordinary shares.

8.	The Board recommends that shareholders vote in favour of all items in the Notice.

9.
Holders of Depositary Interests who are CREST members and submit their instruction  through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

10.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10:30 a.m. GMT on 17 December 2024 . For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy. Pursuant to the AIM Rules for Companies the approval of Resolution 1 requires the consent of not less than 75 per cent of votes cast by shareholders at the Annual General Meeting. In addition, the affirmative vote of the holders of a majority of the voting power represented and voting on Resolutions 14 and 15, in person or by proxy, must either include at least a majority of the ordinary shares who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in such Resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such Resolution must not represent more than two per cent of the outstanding ordinary shares. For this purpose, in accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for Resolution 14 and/or 15 is deemed to confirm to the Company that such shareholder does not have a personal interest in the such Resolution(s) and is not a controlling shareholder, unless such shareholder had delivered to the Company a notice in writing stating otherwise, no later than December 19, 2024 10.30 a.m. BST), to the attention of the Company’s Chief Financial Officer, at the Company’s registered office at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

14.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays. The annual compensation earned during the year of 2023 by the Company’s five most highly-compensated executive officers is outlined in Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission on March 6, 2024.